CHINA NATURAL GAS, INC.
19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province
People's Republic of China

May 9, 2011
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Milwood Hobbs, Staff Accountant, Andrew D. Mew, Accounting Branch Chief

Re:	China Natural Gas, Inc. (the “Company”)
Correspondence submitted April 7, 2011 regarding
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed October 1, 2010
File No. 001-34373

Dear Sirs:

We are responding to your comment contained in the Staff letter, dated April 25, 2011, addressed to Mr. Qinan Ji, the Company’s Chairman and Chief Executive Officer, with respect to the Company’s Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Annual Report on Form 10-K”) filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010.

The Company has replied below, with our response following a repetition of the Staff’s comment in bold-face type.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 64

Management's Report on Internal Control over Financial Reporting (restated), page 65

We note your response to prior comment number one and continue to believe that you did not maintain personnel with a sufficient level of accounting knowledge, experience and training in the application of U.S. GAAP and SEC requirements. Accordingly, we believe that your lack of U.S. GAAP experience also constitutes another material weakness supporting your “non-effective” conclusion relating to internal control reporting. Please amend your Form 10-K for the fiscal year ended December 31, 2009.

RESPONSE:

We will amend our 2009 Annual Report on Form 10-K (Amendment No. 3) with respect to Item 9A (Disclosure Controls and Procedures) to provide disclosure that the Company did not maintain personnel with a sufficient level of accounting knowledge, experience and training in the application of the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC requirements in the application thereof, which constitutes a material weakness in its internal control over financial reporting, and the remediation initiatives undertaken.

We propose to amend and supplement the disclosure under Item 9A (Disclosure Controls and Procedures) in Amendment No. 3 to the 2009 Annual Report on Form 10-K as follows:

(1)          We will amend and supplement “Management’s Report on Internal Control over Financial Reporting” contained in the 2009 Annual Report on Form 10-K (Amendment No. 2) to indicate a material weakness, in addition to the material weaknesses previously disclosed in the 2009 Annual Report on Form 10-K (Amendment No. 2) (the proposed new language being indicated in underlined text below):

Management also concluded that the Company had a material weakness in its internal control over financial reporting as of December 31, 2009 because:

•
The Company does not maintain personnel with a sufficient level of accounting knowledge, experience and training in the application of the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and SEC requirements in the application thereof.

(2)          We will amend and supplement “Management’s Remediation Initiatives” contained in the 2009 Annual Report on Form 10-K (Amendment No. 2) to indicate remediation initiatives in response to the above-referenced material weakness, in addition to the remediation initiatives previously disclosed in the 2009 Annual Report on Form 10-K (Amendment No. 2) (the proposed new language being indicated in underlined text below):

In response to the above-identified material weaknesses and to strengthen our internal control over financial reporting, we have taken the following remediation initiatives:

•
We are now developing a comprehensive training and development plan for our accounting personnel, including our Chief Financial Officer, Financial Controller and others, in the knowledge of the principles and rules of U.S. GAAP and the SEC requirements in the application thereof.

In addition to Amendment No. 3 to the 2009 Annual Report on Form 10-K, we also intend to amend our Form 10-K for the fiscal year ended December 31, 2010 to make the conforming change, and we have included similar disclosure in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011 to be filed with the SEC on May 10, 2011.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Qinan Ji
Qinan Ji
Chief Executive Officer